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                                                    Exhibit (a)(5)

September 12, 1997

To Limited Partners of PaineWebber R&D Partners II, L.P.:

A number of limited partners have asked about the potential tax consequences that may result from the sale of their Units in PaineWebber R&D Partners II. BioRoyalties recently obtained the federal income tax information summarized below and believes it to be material to your evaluation of the Offer. Accordingly, we are extending the Offer and strongly suggest that you consult your tax advisor regarding this information.

* SIGNIFICANT PASSIVE ACTIVITY LOSS CARRYFORWARD. At year-end 1996, a limited partner who has held Units since the inception of the Partnership (an "Original Holder") has incurred cumulative net passive activity losses of approximately $5,882 PER UNIT. If you are an Original Holder and have not already used these losses in prior years to offset passive activity income from other investments, the sale of your Unit(s), to the extent such sale is a "complete disposition" of your Unit(s), may enable you to use the losses this year. As a result, the GAIN FROM THE SALE ($3,650 PER UNIT, IN THE CASE OF AN ORIGINAL HOLDER OR HOLDER WITH ZERO BASIS IN THE UNITS) MAY BE ENTIRELY OFFSET AND THEREFORE NOT TAXED. IN ADDITION, THE REMAINING PASSIVE ACTIVITY LOSS FOR SUCH LIMITED PARTNER (APPROXIMATELY $2,232 PER UNIT, IN THE CASE OF AN ORIGINAL HOLDER OR HOLDER WITH ZERO BASIS IN THE UNITS) MAY BE USED TO OFFSET OTHER INCOME, RESULTING IN POSSIBLE SIGNIFICANT ADDITIONAL VALUE THIS YEAR.

     BIOROYALTIES IS NOT MAKING ANY REPRESENTATION OR EXPRESSING ANY OPINION AS TO THE TAX CONSEQUENCES OF SELLING UNITS. ACTUAL TAX CONSEQUENCES WILL DEPEND ON EACH HOLDER'S PARTICULAR TAX SITUATION, INCLUDING, BUT NOT LIMITED TO, THE LENGTH OF TIME THE HOLDER HAS HELD THE UNITS AND THE HOLDER'S STATUS AS A U.S. TAX RESIDENT. EACH HOLDER IS STRONGLY URGED TO CONSULT HIS OR HER TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THIS OFFER.

* OUR OFFER MAY BE MORE ATTRACTIVE TO YOU WHEN THE TAX CONSEQUENCES ARE CONSIDERED. In comparing our Offer to PaineWebber's estimated value we ask you to consider the following:

     1) PaineWebber's valuation of $5,555 to $6,965 represents an estimate of the current value of a stream of payments that you may receive over the next 10 years. It is an estimate and, as stated by PaineWebber, "[it] and the Partnership are unable to provide any assurance that the actual value may be realized." OUR OFFER AND THE POSSIBLE TAX BENEFITS THAT ARISE FROM THE SALE ARE KNOWN AMOUNTS AND MAY BE REALIZED CURRENTLY.

     2)   PaineWebber's valuation is before taxes.

IN SUMMARY, ASSUMING THAT YOU ARE AN ORIGINAL HOLDER AND THAT YOU HAVE AND MAY USE THE ENTIRE $5,882 PASSIVE ACTIVITY LOSS CARRYFORWARD CURRENTLY, BY SELLING ALL OF YOUR UNITS YOU WILL RECEIVE $3,650 PER UNIT NET OF TAXES FROM BIOROYALTIES AND AN ADDITIONAL $2,232 PASSIVE ACTIVITY LOSS CARRYFORWARD THAT MAY BE USABLE THIS YEAR.

THE OFFER AND WITHDRAWAL RIGHTS WILL NOW EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME ON SEPTEMBER 26, 1997, unless further extended. All other terms and conditions remain as set forth in the Offer to Purchase and the Letter of Transmittal dated August 15, 1997, a copy of which you should have previously received. If you have already tendered your Units, we appreciate your participation and anticipate making payment to all who tender within 30 days after the new Expiration Date. Please call either The Herman Group (800-243-3399) or BioRoyalties (800-600-1450) for a copy of the Offer documentation or with any questions you might have.

Thank you for taking the time to consider this additional information.

Very truly yours,


BioRoyalties, L.L.C.

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           POTENTIAL VALUE OF OFFER TO AN ORIGINAL HOLDER INCLUDING ACCELERATED
               UTILIZATION OF PASSIVE ACTIVITY LOSS CARRYFORWARD
                  UPON COMPLETE DISPOSITION OF YOUR INTEREST


1.     Offer Price per Unit                                                                 $3,650

       Less: estimated basis on the investment                                                   0
                                                                                            ------
       Resulting gain, not taxed (a)                                                        $3,650 (a)


2.     Cumulative passive activity losses carryforward per Unit as of 12/31/96              $5,882 (b)

       Less: amount used to offset gain which
              results from sale of Unit                                                     (3,650)
                                                                                            ------
       Remaining cumulative passive activity loss available                                 $2,232
             upon sale of Unit to offset other income



_________________________________
(a) Resulting gain is offset by the passive activity losses carryforward. Therefore, the $3,650 purchase price is not taxed.

(b) Cumulative passive activity loss carryforward per Unit as of 12/31/96 assuming an investor has not previously used such losses to offset passive activity income from other investments.


THIS ILLUSTRATIVE ANALYSIS SHOULD NOT BE CONSTRUED AS A RECOMMENDATION TO ACCEPT OR DECLINE THE OFFER.

THE PURCHASER IS NOT MAKING ANY REPRESENTATION OR EXPRESSING ANY OPINION AS TO THE TAX CONSEQUENCES OF TENDERING UNITS. ACTUAL TAX CONSEQUENCES WILL DEPEND ON EACH HOLDER'S PARTICULAR TAX SITUATION. EACH HOLDER IS STRONGLY URGED TO CONSULT HIS OR HER TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF TENDERING UNITS.